Exhibit (d)(2)

     ANNUAL FEE SCHEDULE
(effective date of Agreement: February 1, 2007)

As amended June 29, 2011

Fund	Advisory and Administrative Fee Rate (as percentage of average daily net assets)
BBH Core Select	0.80%
BBH Broad Market Fund	0.30%
BBH International Equity Fund	0.80%
BBH Money Market Fund	0.25% on the first $1 billion 0.20% on amounts over $1 billion
BBH Intermediate Municipal Bond Fund	0.55%